UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2006 and 2005,
Supplemental Schedule as of December 31, 2006, and
Reports of Independent Registered Public Accounting Firms

Big Lots Savings Plan

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATING TO THE FINANCIAL STATEMENTS OF THE PLAN YEAR ENDED DECEMBER 31, 2006	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATING TO THE FINANCIAL STATEMENTS OF THE PLAN YEAR ENDED DECEMBER 31, 2005	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2006 and 2005	4

Notes to Financial Statements	5

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006	11

SIGNATURE	12

EXHIBITS:

Consent of Ary Roepcke Mulchaey Stevenson, P.C.	13

Consent of Deloitte & Touche LLP	14

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of the Big Lots Savings Plan
Columbus, Ohio

We have audited the accompanying statement of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2005, were audited by other auditors whose report dated June 29, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ary Roepcke Mulchaey Stevenson, P.C.

Columbus, Ohio
June 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of the Big Lots Savings Plan
Columbus, Ohio

We have audited the accompanying statement of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Dayton, Ohio
June 29, 2006

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005

Assets
Investments:
Big Lots, Inc. common shares, at fair value	$50,748,845	$27,888,974
Common/Collective trusts, at fair value	35,086,805	34,108,290
Mutual funds, at fair value	56,523,011	47,354,346
Participant loans, at contract value	7,174,587	6,800,343
Total investments	149,533,248	116,151,953

Receivables:
Company contribution	5,116,352	5,172,186
Participant contributions	109,476	467,733
Total receivables	5,225,828	5,639,919

Total assets	154,759,076	121,791,872

Liabilities
Administrative expenses payable	53,566	59,188

Net assets available for benefits	$154,705,510	$121,732,684

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

Additions to net assets attributed to:
Investment income:
Net appreciation	$32,619,294	$4,471,481
Dividends	2,194,466	886,889
Interest	443,192	333,648
Total investment income	35,256,952	5,692,018

Contributions:
Company	5,116,267	5,361,354
Participant	8,948,930	9,420,388
Rollover	159,961	597,987
Total contributions	14,225,158	15,379,729
Total additions	49,482,110	21,071,747

Deductions from net assets attributed to:

Benefits paid to participants	16,284,325	10,333,976
Administrative expenses	222,049	226,510
Total deductions	16,506,374	10,560,486

Transfers (out) / in	(2,910)	28,390
Net increase	32,972,826	10,539,651

Net assets available for benefits:
Beginning of year	121,732,684	111,193,033
End of year	$154,705,510	$121,732,684

The accompanying notes are an integral part of these financial statements.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (”ERISA”).

Trustee — Ameriprise Trust Company (the “Trustee”) serves as the trustee of the Plan (see Note H).

Administration — The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions — Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company are participant directed and are subject to certain Internal Revenue Service (“IRS”) limitations. The annual Company matching contribution is 100 percent of the first 2 percent and 50 percent of the next 4 percent of participant contributions and was made with shares of Big Lots, Inc. common stock in 2006 and 2005. Beginning in 2007, the Company matching contribution was made in cash and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2006 or 2005.

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

Administrative Expenses — The Company pays a portion of the expenses for administration of the Plan. All other administrative expenses are paid directly by the Plan.

Investments — Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan. Effective September 1, 2006, the Plan no longer offers shares of the Company’s common stock as an investment option. Participants were not required to sell existing shares, however, they can no longer purchase additional shares of the Company’s common stock.

Vesting — Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested Percentage

Less than 2	-
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments — Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed 5 years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus 1 percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest and applicable loan fees, are typically through regular payroll deductions. The loan balance may be paid off at any time without penalty.

Forfeited Accounts — Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions and Plan expenses were reduced by $81,252 and $180,000 in 2006 and 2005, respectively, from forfeited nonvested accounts. There were no unused forfeitures at December 31, 2006 and 2005.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments — Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the respective quoted market prices for common shares and mutual funds. Investments in common/collective trusts are valued at fair value as estimated by the Trustee. Participant loans are valued at contract value plus accrued interest, which approximates fair value. The Plan holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits and statements of changes in net assets available for benefits.

Income Recognition — Purchases and sales of securities are recorded on a settlement-date basis. The fair value of the securities purchased or sold just before the financial statement date does not change significantly from the trade date, and the purchases or sales do not significantly affect the composition of the Plan’s assets available for benefits. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits — Benefit payments are recorded when paid.

C.	TAX STATUS

The Plan obtained its latest determination letter on August 4, 2003, in which the IRS stated that the Plan was designed in accordance with the applicable requirements of the Code. Subsequent to this determination letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

D.	INVESTMENTS

The fair value of individual investments that represent 5 percent or more of Plan net assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Big Lots, Inc. common shares: 2,214,173 and
2,322,146 shares, respectively	$50,748,845	$27,888,974
Riversource Income Fund II:
1,297,209 and 1,324,751 shares, respectively	34,566,937	33,822,138
Davis New York Venture Fund: 409,160 and
426,993 shares, respectively	15,760,850	14,389,676
The Growth Fund of America: 306,160 and
296,962 shares, respectively	9,934,919	9,057,347
Artisan International Fund: 342,098 and
294,005 shares, respectively	9,917,429	7,441,260
Participant loans, at contract value	7,174,587	6,800,343

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Common/Collective trusts	$1,462,417	$1,215,980
Mutual funds	4,930,529	3,248,041
Big Lots, Inc. common shares	26,226,348	7,460
Net appreciation	$32,619,294	$4,471,481

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

F.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries and affiliates for which the Plan is charged. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

G.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon an event of default in a participant loan, to the extent a distribution to the participant is not permissible under the Plan, the amount due to the Plan on account of the loan will be treated as a deemed distribution. A loan that is a deemed distribution is treated as a distribution on Form 5500 and removed from Plan assets on Form 5500. However, in the Plan financial statements, and in accordance with the Plan, such deemed distributions remain part of the participant’s account balance until a distributable event occurs for the participant.

The following schedules reconcile participant loans and net assets available for benefits per the financial statements at December 31, 2006 and 2005, to Form 5500:

	2006	2005

Participant loans, at contract value per the financial statements	$7,174,587	$6,800,343
Less: Certain deemed distributions of participant loans	(170,306)	(147,839)
Participant loans per Form 5500	$7,004,281	$6,652,504

	2006	2005

Net assets available for benefits per the financial statements	$154,705,510	$121,732,684
Less: Certain deemed distributions of participant loans	(170,306)	(147,839)
Net assets available for benefits per Form 5500	$154,535,204	$121,584,845

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

The following is a reconciliation of the increase in net assets per the financial statements for the year ended December 31, 2006, to Form 5500 net income:

Net increase in assets per the financial statements	$32,972,826
Add: Certain deemed distributions of participant loans at December 31, 2005	147,839
Less: Certain deemed distributions of participant loans at December 31, 2006	(170,306)
Add: Transfers	2,910
Net income per Form 5500	$32,953,269

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2006, to Form 5500:

Benefits paid to participants per the financial statements	$16,284,325
Less: Previously deemed loans offset by total distributions	(18,061)
Benefits paid to participants per Form 5500	$16,266,264

The following is a reconciliation of interest income on participant loans per the financial statements for the year ended December 31, 2006, to Form 5500:

Interest Income on Participant Loans per the financial statements	$443,192
Add: Interest Income on deemed distributed loans	3,625
Interest Income on Participant Loans per Form 5500	$446,817

H.	SUBSEQUENT EVENT

As a result of its 2006 purchase of the Ameriprise Trust Company, effective April 2, 2007, Wachovia Bank, N.A. became the Trustee and Plan Administrator of the Plan.

Big Lots Savings Plan
EIN #06-1119097 PLAN #002
FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Big Lots, Inc.	Common shares: 2,214,173 shares	$25,045,396	$50,748,845

	Common/Collective trusts:
*	Riversource	Income Fund II: 1,297,209 shares	30,842,835	34,566,937
*	Riversource	RVST Money Mkt Fund II: 517,953 shares	517,953	519,868
	Total common/collective trusts		31,360,788	35,086,805

	Mutual funds:
	Harbor	Bond Fund: 274,874 shares	3,238,232	3,177,544
	American	Balanced Fund: 305,252 shares	5,485,409	5,787,587
	American Century Equity Inc	ADV Fund: 98,746 shares	841,347	848,230
	Baron	Asset Fund: 41,221 shares	2,308,877	2,465,024
	Baron	Growth Fund: 36,476 shares	1,735,042	1,819,448
	Davis New York	Venture Fund: 409,160 shares	11,388,313	15,760,850
	The Growth Fund of America	Growth Fund: 306,160 shares	8,706,769	9,934,919
*	Riversource	S&P Index Fund: 1,011,824 shares	4,701,515	5,544,799
	Royce	Total Return Fund: 58,050 shares	762,219	798,196
	Washington Mutual	Investors Fund: 13,515 shares	443,609	468,985
	Artisan	International Fund: 342,098 shares	7,356,841	9,917,429
	Total mutual funds		46,968,173	56,523,011

*	Participant loans	5.00% - 9.25%	-	7,174,587

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES		$103,374,357	$149,533,248

* Party-in-interest

The notes to the financial statements are an integral part of this schedule.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 27, 2007	By:	/s/ Brad A. Waite
Brad A. Waite
Executive Vice President